Filed Pursuant to Rule 433
Registration No. 333-285111
September 24, 2025

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 24, 2025)

Issuer:	Georgia Power Company
Security:	Series 2025E 5.50% Senior Notes due October 1, 2055
Expected Ratings:*	A3(Stable)/A(Stable)/A(Stable) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$500,000,000
Initial Public Offering Price:	99.519%
Maturity Date:	October 1, 2055
Treasury Benchmark:	4.750% due May 15, 2055
Benchmark Treasury Yield:	4.763%
Spread to Treasury:	+77 basis points
Re-offer Yield:	5.533%
Optional Redemption:
Make-Whole Call:	Prior to April 1, 2055 at T+15 basis points
Par Call:	On or after April 1, 2055 at 100%
Coupon:	5.50%
Interest Payment Dates:	April l and October 1 of each year, beginning April 1, 2026
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 LD1/US373334LD18
Trade Date:	September 24, 2025
Expected Settlement Date:	September 29, 2025 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. Santander US Capital Markets LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC
Huntington Securities, Inc.
Intesa Sanpaolo IMI Securities Corp.
Regions Securities LLC
TD Securities (USA) LLC
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC
Academy Securities, Inc.
Cabrera Capital Markets LLC
Concurrent Offerings:	$250,000,000 additional amount of Series 2025B 4.85% Senior Notes due March 15, 2031 and $750,000,000 Series 2025D 4.00% Senior Notes due October 1, 2028, expected to be issued on September 29, 2025. The closing of the offering of the Series 2025E Senior Notes is not contingent on the closing of the concurrent offerings.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-5579, Barclays Capital Inc. toll free at 1-888-603-5847, Santander US Capital Markets LLC toll free at 1-855-403-3636, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, SMBC Nikko Securities America, Inc. collect at 1-212-224-5135, Truist Securities, Inc. toll free at 1-800-685-4786 and U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.